July 20, 2009
H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	A.C. Moore Arts & Crafts, Inc.
Registration Statement on Form S-3
Filed June 19, 2009
File No. 333-159558
Form 10-K for Fiscal Year Ended January 3, 2009, as Amended
Filed March 13, 2009 and May 4, 2009, Respectively
File No. 000-23157
Dear Mr. Owings:
          A.C. Moore Arts & Crafts, Inc. (the “Company”) submits the following response to comment 1 raised in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated July 20, 2009 (the “Comment Letter”). In order to facilitate your review the Staff’s comment is followed by the Company’s response below.
Amendment No. 1 to Form 10-K for Fiscal Year Ended January 3, 2009
Item 11. Executive Compensation, page 5
Compensation Discussion and Analysis, page 5
1. We note your response to comment 24 of our letter dated July 14, 2009. Please disclose how the Hay Group selected the retail companies to which your compensation committee compared A.C. Moore, with respect to both the 17 companies identified specifically and the 100 retailers of all types included in the Hay Group’s retail industry report.
Response: The Company will revise the referenced part of the Compensation Discussion and Analysis as follows which will be contained in the Company’s proxy statement for its annual shareholders meeting in August:

H. Christopher Owings
Assistant Director
July 20, 2009

     “A.C. Moore believes that to attract and retain qualified management, pay levels (including base salary, incentive compensation and benefits) should be targeted at the 50th percentile or median of pay levels of comparable positions at comparable companies in the market. Actual compensation may vary from these targets based on several factors, including individual performance, experience, roles and responsibilities and A.C. Moore performance. In 2007, the Committee used survey data of pay levels provided by the outside consultant from the following retail companies selected by the consultant as comparable to A.C. Moore to enable the Committee to conduct benchmarking: 99 Cents Only Stores, Books-A-Million, Build-A-Bear Workshop, Cato Corp., Cost Plus, Deb Shops, Golfsmith International, Gymboree, Hancock Fabrics, Hibbett Sporting Goods, Jo-Ann Stores, Inc., Kirkland’s, Mother’s Work, Pier 1 Imports, Shoe Carnival, Tuesday Morning and United Retail Group. The consultant selected such companies as comparable to A.C. Moore based on their annual revenue and if they were specialty retailers that could compete with A.C. Moore for either customers or executive talent. In 2008, to further analyze the base salaries of A.C. Moore’s management relative to executives in the retail industry, the Committee used the consultant’s retail market data, which encompasses the consultant’s retail industry report of one hundred retailers of all types for which the consultant receives survey information. The retail industry data was adjusted for company revenue size and executive responsibilities for comparison to A.C. Moore.”
If you or any other member of the Staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact the undersigned at (856) 768-4930 or Alan Lieblich of Blank Rome LLP at (215) 569-5693.

Sincerely,
/s/ Amy Rhoades
Amy Rhoades,
Vice President and General Counsel
cc: Alexandra M. Ledbetter, Staff Attorney

H. Christopher Owings
Assistant Director
July 20, 2009

Ta Tanisha Meadows, Staff Accountant William Thompson, Accounting Branch Chief